Exhibit 12(a)1

THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

											Nine
											Months
											Ended
	Year ended December 31,										30-Sep
		2006		2007		2008		2009		2010		2011
	-----------------------------------------Millions of Dollars------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$2,446		$2,641		$2,711		$2,604		$3,066		$3,114
Interest expense, net of amounts capitalized		868		888		869		907		898		639
Interest component of rental expense		82		80		88		94		112		94
Amortization of capitalized interest		2		2		2		3		3		2
AFUDC - Debt funds		21		48		64		82		74		41
Less: Dividends on preferred and preference stock of subsidiaries		(35)		(48)		(65)		(65)		(65)		(49)
Earnings as defined		$3,384		$3,611		$3,669		$3,625		$4,088		$3,841

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$629		$743		$813		$876		$885		$648
Interest on affiliated loans		122		66		23		22		19		14
Interest on interim obligations		77		75		30		4		2		3
Amort of debt disc, premium and expense, net		58		46		40		40		42		31
Other interest charges		3		7		27		46		24		(16)
Capitalized interest		17		17		7		2		12		12
Interest component of rental expense		82		80		87		94		112		94
Fixed charges as defined		988		1,034		1,027		1,084		1,096		786
Tax deductible preferred dividends		1		1		1		1		1		1
		989		1,035		1,028		1,085		1,097		787
Non-tax deductible preferred and preference dividends		33		46		64		64		64		48
Ratio of net income before taxes to net income	x	1.485	x	1.469	x	1.507	x	1.525	x	1.503	x	1.564
Preferred and preference dividend requirements before income taxes		49		68		96		98		96		75
Fixed charges plus preferred and preference dividend requirements		$1,038		$1,103		$1,124		$1,183		$1,193		$862

RATIO OF EARNINGS TO FIXED CHARGES		3.26		3.27		3.26		3.06		3.43		4.46